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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                 PAWNMART, INC.
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                                (Name of Issuer)

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                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   704157 10 6
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                                 (CUSIP Number)

                               Carson R. Thompson
                                 PawnMart, Inc.
                         301 Commerce Street, Suite 3600
                              Fort Worth, TX 76102
                                 (817) 335-7296
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 18, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which the information is filed:

         [ ]      Rule 13d-1 (b)
         [X]      Rule 13d-1 (c)
         [ ]      Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
(1)      NAME OF REPORTING PERSON                                                Carson R. Thompson
         S.S. OR I.R.S. IDENTIFICATION                                                  ###-##-####
         NO. OF ABOVE PERSON

(2)      CHECK THE APPROPRIATE BOX IF A                                                   (a) [ ]
         MEMBER OF A GROUP (SEE INSTRUCTIONS)                                             (b) [ ]

(3)      SEC USE ONLY

(4)      CITIZENSHIP OR PLACE OF ORGANIZATION                                         United States

NUMBER OF                  (5)      SOLE VOTING POWER                                       351,406
SHARES
BENEFICIALLY               (6)      SHARED VOTING POWER                                           0
OWNED BY
EACH                       (7)      SOLE DISPOSITIVE POWER                                  351,406
REPORTING
PERSON                     (8)      SHARED DISPOSITIVE POWER                                      0


(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED                                                351,406
         BY EACH REPORTING PERSON

(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW                                                 [ ]
         (9) EXCLUDES CERTAIN SHARES

(13)     PERCENT OF CLASS REPRESENTED BY                                                       5.0%
         AMOUNT IN ROW (9)

(14)     TYPE OF REPORTING PERSON                                                                IN




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ITEM 1.  SECURITY AND ISSUER

         (a)      PawnMart, Inc.

         (b) Its principal executive offices are located at 301 Commerce, Suite 3600, Fort Worth, Texas 76102.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Carson R. Thompson

         (b) Address of principal business office is 301 Commerce, Suite 3600, Fort Worth, Texas 76102.

         (c)      Citizen of the United States of America

         (d)      Common Stock, par value $.01, of PawnMart, Inc.

         (e)      CUSIP number 704157-10-6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OF 13D-2(B), CHECK WHETHER PERSON FILINGS IS A:

         Not applicable

ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned:  351,406
         (b)      Percent of Class:  5.0%
         (c)      Number of shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote:   351,406
                  (ii)     Sole power to vote or to direct the vote:   0
                  (iii)    Sole power to dispose or to direct the
                           disposition of:                             351,406
                  (iv)     Shared power to dispose or to direct the
                           disposition of:                             0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable




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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

         After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.


Date:  March 27, 1998

                                              /s/ Carson R. Thompson
                                              ---------------------------------
                                              Carson R. Thompson
                                              Chief Executive Officer and
                                                Chairman of the Board